UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☒  Form 10-Q     ☐  Form 10-D     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: June 30, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

China Pharmaceuticals, Inc.
_____________________________________________________________________________________________
Full Name of Registrant

Allstar Restaurants
_____________________________________________________________________________________________
Former Name if Applicable

24th Floor, Building A, Zhengxin Mansion, No. 5 of 1st Gaoxin Road, Hi-Tech Development Zone
_____________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Xi’an City, People’s Republic of China 710075
_______________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered a delay in assembling the information, in particular its financial statements for the period ended June 30, 2010, required to be included in its June 30, 2010 Form 10-Q Quarterly Report. The Company expects to file its June 30, 2010 Form 10-Q Quarterly Report with the U.S. Securities and Exchange Commission within five calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Jenna Gao                                        011-86-029                                8406-7215
  (Name)                                          (Area Code)                     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     Yes ☒     No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?     Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company effected a reverse merger in February 2010, after which it ceased to be a shell company.  As such, the Company’s consolidated earnings statements for the quarter ended June 30, 2010 may reflect a significant change in results of operations from the corresponding period for the last fiscal year.

CHINA PHARMACEUTICALS, INC.
__________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA PHARMACEUTICALS, INC.

Date : August 16, 2010	By:	/s/ Guozhu Wang
Guozhu Wang, Chief Executive Officer